Kunzman & Bollinger, Inc.
ATTORNEYS-AT-LAW
5100 N. BROOKLINE, SUITE 600
OKLAHOMA CITY, OKLAHOMA 73112

Telephone (405) 942-3501
Fax (405) 942-3527

October 10, 2007

ELECTRONIC FILING

Mr. H. Roger Schwall
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Atlas Resources Public #17-2007 Program (the “Program”) Pre-Effective Amendment No. 3 to Registration Statement on Form S-1 Filed October 10, 2007 SEC File No. 333-144070

Dear Mr. Schwall:

Enclosed for filing is Pre-Effective Amendment No. 3 to the Program’s Registration Statement. This letter is in response to the comment made in your telephone call with Mr. Gerald Bollinger on October 10, 2007 concerning the above-referenced filing. For your convenience, we first restate the comment in italics and then provide our response. The response in this letter is based on representations made by the Program and its Managing General Partner, Atlas Resources, LLC, to Kunzman & Bollinger, Inc. for the purpose of preparing this letter. Unless otherwise noted, all references in our responses to pages or sections of the prospectus are to the form of prospectus included in Pre-Effective Amendment No. 3.

1.	Describe in necessary detail the partnerships’ policies and procedures regarding related party transactions, as set forth in the partnership agreement.

Please see the cross reference to “Conflicts of Interest” for a more detailed discussion of the material terms of the partnerships’ policies and procedures regarding related party transactions on page 72 of Pre-Effective Amendment No. 3.

Also, certain revisions have been made in Pre-Effective Amendment No. 3 and the Program has updated or corrected the following sections of the prospectus:

•	the legend has been revised on the cover page;

•	Suitability Standards on page 2 has been revised to move the reference of Kansas investors from one suitability standard to another;

•
Risk Factors - The Managing General Partner Has Limited Experience in Drilling Wells to the Marcellus Shale, Less Information Regarding Reserves and Decline Rates in the Marcellus Shale Than the Other Primary Areas and Wells Drilled to the Marcellus Shale Will Be Deeper, More Expensive and More Susceptible to Mechanical Problems in Drilling and Completing Than Wells in the Other Primary Areas on page 12 has been revised to reflect ten wells drilled to the Marcellus shale rather than three wells;

•	Management has been revised on page 66 to reflect Winifred Loncar’s association with Anthem Securities;

•	Management’s Discussion and Analysis of Financial Condition, Results of Operations, Liquidity and Capital Resources has been revised on page 77 to evidence the deletion of the word “and”;

Kunzman & Bollinger, Inc.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
October 10, 2007

•	Proposed Activities - Primary Areas of Operations on page 81 has been revised to reflect ten wells drilled to the Marcellus shale rather than three wells;

•	Proposed Activities - Insurance Claims on page 95 has been amended to reflect the settlement of a claim;

•	Plan of Distribution on page 156 has been changed to reflect the reference from NASD to FINRA;

•	the items listed in Sales Material on page 158, have been revised to correspond with the filings with the SEC;

•	the financial statements for Atlas Resources Public #17-2007(A) L.P. have been updated;

•	the Form of Subscription Agreement has inserted the reference to suitability for Kansas investors;

•	Special Suitability Requirements and Disclosures to Investors on page 1 has deleted the reference to Kansas investors and moved it to the Form of Subscription Agreement; and

•	the Escrow Agreement has been amended and all references to the NASD have been changed to FINRA in the Escrow Agreement, Dealer-Manager Agreement and Selling Agent Agreement.

Please contact the undersigned or Gerald A. Bollinger if you have any questions or comments concerning this response.

Very truly yours, KUNZMAN & BOLLINGER, INC. /s/ Wallace W. Kunzman, Jr. Wallace W. Kunzman, Jr.

cc:	Mr. Jack Hollander Mr. Justin Atkinson